

July 1, 2014

Via E-mail
Peter G. Edwards, Esq.
Senior Vice President and General Counsel
Mallinckrodt plc
675 James S. McDonnell Blvd.
Hazelwood, MO 63042

Rajesh Asarpota
Chief Financial Officer
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, CA 92807

> **Re:** **Mallinckrodt plc**
> **Registration Statement on Form S-4**
> **Filed May 16, 2014**
> **Response dated June 24, 2014**
> **File No. 333-196054**
>
> **Questcor Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2014**
> **Response dated June 24, 2014**
> **File No. 001-14758**

Dear Messrs. Edwards and Asarpota:

We have reviewed the response letters of Mallinckrodt plc and Questcor Pharmaceuticals Inc. dated June 24, 2014 and we have the following additional comments.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Peter G. Edwards, Esq.
Mallinckrodt plc
Rajesh Asarpota
Questcor Pharmaceuticals, Inc.
July 1, 2014
Page 2

Mallinckrodt Form S-4 filed May 16, 2014

1. We note you intend to incorporate by reference the Form 8-K containing additional disclosure to be filed by Questcor. Please confirm our understanding that you will also specifically reference the Form 8-K and its expanded risk factor disclosure on page 62 of your Form S-4 under the heading, "Risks Related to Questcor's Business."

Questcor's Response Letter dated June 24, 2014

2. We note your response to our prior Comment 2. Please expand your proposed "Business" disclosure to address the following points:
   - Explicitly disclose, if true, that clinical trials were not required in 1952 when Acthar was approved for use in fifty different indications;
   - Compare the efficacy evidence required by the FDA in 2010 to the evidence presented in 1952 resulting in the elimination of approximately thirty indications; and
   - Clarify why the law does not require controlled clinical trials for Acthar as it does for "more recently approved" pharmaceutical products.

3. In your response to prior Comment 2, you include proposed risk factor disclosure that references "ongoing" clinical trials for Acthar. If these ongoing clinical trials relate to existing approved indications for Acthar, please clarify. If they do not, please delete the reference.

4. In your proposed risk factor disclosure, you state that "demand for Acthar…is highly variable, and we cannot predict whether we will continue to generate significant net sales from sales of Acthar." Please explain the specific factors affecting such observed variability.

5. We note your response to our prior Comment 3. Please expand the proposed risk factor disclosure to explain Aetna's September 2012 decision to limit reimbursement to cover only treatment for infantile spasms. Also disclose the percent of Acthar prescriptions attributable to Tricare where your proposed disclosure mentions the December 2013 Tricare coverage policy bulletin.

6. In response to prior Comments 3 and 5, your proposed disclosure indicates that the overall reimbursement rate for Acthar has remained "favorable and relatively consistent." Please quantify the overall rate of reimbursement for the last three completed fiscal years and disclose what you mean by "favorable and relatively consistent" wherever you so describe your reimbursement rate.

Peter G. Edwards, Esq.
Mallinckrodt plc
Rajesh Asarpota
Questcor Pharmaceuticals, Inc.
July 1, 2014
Page 3

7. In response to prior Comment 3, your proposed risk factor disclosure states that Acthar is a very low-volume, highly specialized pharmaceutical product. Please also disclose the per-vial cost of Acthar.

8. We note your response to our prior Comments 4 and 6, in which you state that adverse events relating to Acthar are not material. However, the table included in your response at the bottom of page 9 indicates that adverse events as a percentage of prescriptions have doubled during the last three years. This information appears to represent a significant trend and as such, a material risk. We believe you should disclose the number of adverse events as a percentage of prescriptions over the past three years in proposed risk factor disclosure.

9. We note your response to our prior Comment 5. In your proposed disclosure, you should quantify the number of patients prescribed Acthar in 2012 and 2013 that were covered by Aetna, Cigna, and Tricare, and any other payors that have limited or are considering limiting reimbursement. Also disclose the sales attributable to those patients in those years.

10. Please refer to our discussion on July 1, 2014. Please tell us if you acquired more than one intangible asset in connection with the Novartis License Agreement. If you believe you acquired more than one intangible asset, please provide us an analysis explaining how you determined the relative fair value assigned to each intangible asset based on market participant assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Peter G. Edwards, Esq.
Mallinckrodt plc
Rajesh Asarpota
Questcor Pharmaceuticals, Inc.
July 1, 2014
Page 4

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Joel H. Trotter, Esq.
        Latham & Watkins LLP

        Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz